29

05010203

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34673 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/4/05

[Summary Translation]

Code Number: 4307
June 3, 2005

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

AR/S
3-31-05

Notice of Convocation of the 40th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 40th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in either manner set forth below. After examining the attached reference materials, please indicate your votes.

[Exercise of voting rights in writing]

Please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

[Exercise of voting rights via Internet]

Please indicate your votes by accessing to the Internet site for the exercise of voting rights (**http://www.evote.jp/**). Further, in the event you intend to exercise your voting rights via Internet site for such purpose, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet" on page 26 hereof.

Particulars

(1) Date: 10:00 a.m., Thursday, June 23, 2005

(2) Place: Main conference room of the head office of the Company
Marunouchi Kitaguchi Building, 9th Floor
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2005 and Business Report and Consolidated Statement of Income for fiscal year 2004 from April 1, 2004 through March 31, 2005, report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors and the acquisition of treasury stock upon resolution by the Board of Directors under the authorization of the Articles of Incorporation.

2. Presentation of Balance Sheet as of March 31, 2005 and Statement of Income for fiscal year 2004 from April 1, 2004 through March 31, 2005.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed disposition of profit for fiscal year 2004
Agendum No. 2:	Payment of bonuses to Directors and Corporate Auditors for fiscal year 2004
Agendum No. 3:	Election of 8 Directors
Agendum No. 4:	Election of 2 Corporate Auditors
Agendum No. 5:	Payment of retirement benefits to Directors and Corporate Auditors
Agendum No. 6:	Revision of compensation for Directors and Corporate Auditors
Agendum No. 7:	Issuance of stock acquisition rights as stock option

[Summary Translation]

(Attachment)

Business Report

April 1, 2004 through March 31, 2005

I. Outline of the Group (the Company and its subsidiaries) (As of March 31, 2005)

1. Major Businesses

Description of the System Solution Services and the Consulting/Knowledge Services is provided.

2. Related Companies

State of major subsidiaries, affiliates and other related companies are mentioned.

3 Status of Employees

The number and change in the number of employees of the Group (the Company and its subsidiaries) by categories of services and as a whole, and the number, change in the number, average age and average employment term of employees of the Company are mentioned.

4. Principal Offices

Locations of the Group's principal offices are mentioned.

II. State of the Operations of the Group (the Company and its subsidiaries)

1. Results of Operations

General economic conditions in and outside Japan and the results of operations of the Group by operations for the year are mentioned.

Significant trends included:

- Total sales increased by 6.3% to 252,963 million yen.
- Operating profit increased by 7.6% to 30,159 million yen.

- Current profit increased by 5.8% to 30,987 million yen.
- Net profit decreased by 10.8% to 16,303 million yen.

2. Matters to Be Dealt with

Matters to be dealt with by the Group are mentioned.

3. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	2000 (36th)	2001 (37th)	2002 (38th)	2003 (39th)	2004 (40th)
(1) Consolidated (the Group)					
Sales	217,984	236,569	232,743	238,067	252,963
Operating Profit	27,842	30,364	27,164	28,022	30,159
Current Profit	31,550	32,953	27,627	29,293	30,987
Net Profit	25,381	22,363	15,459	18,269	16,303
Net Profit per Share	590.27 yen	513.24 yen	337.26 yen	399.44 yen	362.30 yen
Total Assets	289,104	299,892	256,798	326,799	317,341
Net Assets	165,171	195,564	185,350	229,331	231,766
(2) Non-Consolidated (the Company)					
Sales	201,820	217,301	211,573	216,122	229,872
Operating Profit	21,900	23,440	20,031	19,258	19,131
Current Profit	24,549	25,492	20,303	20,127	19,743
Net Profit	21,955	17,469	11,165	14,679	9,180
Net Profit per Share	510.58 yen	400.91 yen	243.97 yen	321.70 yen	204.01 yen
Total Assets	272,942	281,641	238,948	302,672	292,074
Net Assets	151,977	176,970	163,171	205,045	200,225

4. Material Subsequent Events of the Group (the Company and its subsidiaries)

The details of the acquisition of treasury stock by the Company are mentioned.

III. State of the Company

1. Corporate Governance, Etc.

The corporate governance sysytem of the Company and the details of directors' compensation are mentioned.

2. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them, information relating to acquisition, disposition etc. and holding of treasury stock, and status of stock acquisition rights are mentioned.

3. Principal Creditors (As of March 31, 2005)

Not applicable.

4. Directors and Corporate Auditors (As of March 31, 2005)

Names, titles and responsibilities of 10 Directors and 5 Corporate Auditors are mentioned.

CONSOLIDATED BALANCE SHEET

	Previous Period (As of March 31, 2004)	Current Period (As of March 31, 2005)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	17,085	18,524
Notes receivable	--	8
Accounts receivable	32,441	40,386
Accrued income from development projects	18,876	16,301
Securities	79,726	52,224
Goods	100	758
Prepaid expenses	521	688
Deferred tax assets	5,137	6,049
Others	414	630
Allowance for doubtful receivables	-50	-56
Total current assets	154,252	135,515
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	16,805	16,399
Machinery and equipment	5,082	5,558
Tools, furniture and fixtures	4,916	6,080
Land	9,856	9,256
Total tangible fixed assets	36,661	37,295
Intangible fixed assets:		
Software	25,705	18,712
Software in progress	5,843	2,849
Telephone subscription rights	957	856
Total intangible fixed assets	32,505	22,418
Investment and others:		
Investment securities	86,170	107,672
Shares of related companies	2,325	2,157
Amount invested	2,211	--
Long-term loans to employees	587	461
Long-term guarantee money paid	9,621	9,355
Deferred tax assets	1,335	1,490
Others	1,161	1,020
Allowance for doubtful receivables	-33	-46
Total investment and others	103,380	122,112
Total fixed assets	172,547	181,826
Total Assets	326,799	317,341

	Previous Period (As of March 31, 2004)	Current Period (As of March 31, 2005)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	20,154	19,792
Current portion of long-term borrowings	208	240
Accrued accounts	1,190	887
Accrued expenses	3,527	4,139
Accrued income taxes	12,704	12,048
Accrued consumption taxes	1,429	1,208
Advance receipts	2,091	2,573
Allowance for employees' bonuses	7,586	8,112
Allowance for directors' bonuses	--	255
Others	692	742
Total current liabilities	49,585	50,001
Fixed liabilities:		
Long-term borrowings	2,102	840
Deferred tax liabilities	22,266	11,162
Accrued severance and retirement benefits	22,625	22,697
Accrued directors' retirement benefits	889	873
Deposits received for guarantees	0	0
Total fixed liabilities	47,883	35,573
Total Liabilities	97,468	85,574
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	156,710	170,018
Variance of the estimate of other securities	40,081	28,987
Equity adjustment from foreign currency translation	-857	-632
Treasury stock	-3	-6
Total Shareholders' Equity	229,331	231,766
Total Liabilities and Shareholders' Equity	326,799	317,341

CONSOLIDATED STATEMENT OF INCOME

	Previous Period (From April 1, 2003 to March 31, 2004)	Current Period (From April 1, 2004 to March 31, 2005)
	(Millions of yen)	
Recurring Items		
Operating income and expenses:		
Operating revenues:		
Sales	238,067	252,963
Total operating revenue	238,067	252,963
Operating expenses:		
Cost of sales	178,096	190,732
Selling, general and administrative expenses	31,948	32,071
Total operating expenses	210,045	222,803
Operating profit	**28,022**	**30,159**
Non-operating income and expenses:		
Non-operating revenues:		
Interest income	167	273
Dividend income	629	474
Investment association revenues	347	45
Equity method investment gain	400	226
Other non-operating revenues	154	152
Total non-operating revenues	1,700	1,172
Non-operating expenses:		
Interest expenses	84	214
Investment association expenses	270	91
Other non-operating expenses	74	37
Total non-operating expenses	429	344
Current profit	**29,293**	**30,987**
Extraordinary Items		
Extraordinary profit:		
Profit on disposal of fixed assets	119	232
Profit on disposal of investment securities	1,217	5,524
Profit on disposal of shares of related companies	3,784	--
Profit on fluctuation of equity interests in related companies	192	--
Profit on liquidation of special purpose company	--	209
Total extraordinary profit	5,314	5,965

	Previous Period (From April 1, 2003 to March 31, 2004)	Current Period (From April 1, 2004 to March 31, 2005)
	(Millions of yen)	
Extraordinary loss:		
Loss on disposal of fixed assets	68	165
Loss on retirement of fixed assets	368	269
Loss on real estate sales option	1,196	--
Appraisal loss on software	--	6,526
Loss on disposal of investment securities	--	86
Appraisal loss on investment securities	41	1,555
Appraisal loss on golf club membership	5	7
Head office relocation expenses	--	981
Total extraordinary loss	1,680	9,592
Net profit before adjustment of tax, etc.	**32,927**	**27,361**
Income tax, inhabitants tax and business tax	18,197	15,646
Adjustment of income taxes, etc.	-3,539	-4,588
Net profit for the current period	**18,269**	**16,303**

Copy of Audit Report of the Accounting Auditors on Consolidated Financial Statements

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 12, 2005

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Engagement Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 3 of Article 19-2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2004 (40th fiscal year) from April 1, 2004 to March 31, 2005. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company.

We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries or consolidated subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that the consolidated financial statements mentioned above present fairly the financial position and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) during the fiscal year 2004 (40th fiscal year) from April 1, 2004 to March 31, 2005, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

    Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, received reports and explanations on the consolidated financial statements from the Directors and the Accounting Auditors and conducted the audit.

2. Results of Audit

    The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper.

May 13, 2005

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Hironobu Goto (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Kenji Okada (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Masato Tanaka and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

BALANCE SHEET

	Previous Period (As of March 31, 2004)	Current Period (As of March 31, 2005)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	8,337	9,088
Accounts receivable	29,798	37,666
Accrued income from development projects	18,156	15,374
Securities	79,726	52,224
Goods	87	744
Prepaid expenses	399	457
Deferred tax assets	4,123	5,108
Others	576	717
Allowance for doubtful receivables	-47	-52
Total current assets	141,156	121,330
Fixed assets:		
Tangible fixed assets:		
Buildings	9,442	9,539
Structures	289	273
Machinery and equipment	3,664	3,223
Tools, furniture and fixtures	3,620	4,507
Land	4,953	4,953
Total tangible fixed assets	21,970	22,496
Intangible fixed assets:		
Software	24,299	17,306
Software in progress	5,851	2,826
Telephone subscription rights	433	384
Total intangible fixed assets	30,584	20,517
Investment and others:		
Investment securities	86,076	107,154
Shares of related companies	9,006	9,421
Amount invested	1,802	--
Long-term loans to employees	549	434
Long-term guarantee money paid	10,613	10,112
Others	944	638
Allowance for doubtful receivables	-33	-33
Total investment and others	108,960	127,729
Total fixed assets	161,515	170,743
Total Assets	302,672	292,074

	Previous Period (As of March 31, 2004)	Current Period (As of March 31, 2005)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	21,951	21,396
Accrued accounts	1,032	646
Accrued expenses	1,643	2,264
Accrued income taxes	10,245	9,739
Accrued consumption taxes	1,320	683
Advance receipts	1,801	2,247
Deposits received from subsidiaries	9,168	14,819
Allowance for employees' bonuses	6,000	6,400
Allowance for directors' bonuses	--	156
Others	544	616
Total current liabilities	53,708	58,970
Fixed liabilities:		
Deferred tax liabilities	22,212	11,082
Accrued severance and retirement benefits	20,214	20,343
Accrued directors' retirement benefits	735	708
Deposits received for guarantees	756	744
Total fixed liabilities	43,918	32,878
Total Liabilities	97,626	91,848
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus:		
Capital reserve	14,800	14,800
Total capital surplus	14,800	14,800
Earned surplus:		
Profit reserve	570	570
Reserve for programs	9,362	8,470
Reserve for special depreciation	317	247
Contingent reserve	105,070	117,070
Unappropriated profit for the current period	16,245	11,485
Total earned surplus	131,566	137,844
Variance of the estimate of shares, etc.	40,081	28,987
Treasury stock	-3	-6
Total Shareholders' Equity	205,045	200,225
Total Liabilities and Shareholders' Equity	302,672	292,074

STATEMENT OF INCOME

	Previous Period (From April 1, 2003 to March 31, 2004)	Current Period (From April 1, 2004 to March 31, 2005)
	(Millions of yen)	
Recurring Items		
Operating income and expenses:		
Operating revenues:		
Sales	216,122	229,872
Total operating revenues	216,122	229,872
Operating expenses:		
Cost of sales	168,738	182,668
Selling, general and administrative expenses	28,125	28,073
Total operating expenses	196,864	210,741
Operating profit	**19,258**	**19,131**
Non-operating income and expenses:		
Non-operating revenues:		
Interest income	19	15
Securities interest	24	61
Dividend income	678	474
Investment association revenues	346	41
Other non-operating revenues	123	134
Total non-operating revenues	1,192	726
Non-operating expenses:		
Interest expenses on liabilities	25	11
Investment association expenses	246	74
Other non-operating expenses	51	28
Total non-operating expenses	324	114
Current profit	**20,127**	**19,743**
Extraordinary Items		
Extraordinary profit:		
Profit on disposal of fixed assets	127	21
Profit on disposal of investment securities	1,217	5,524
Profit on disposal of shares of related companies	4,444	--
Total extraordinary profit	5,788	5,545

	Previous Period (From April 1, 2003 to March 31, 2004)	Current Period (From April 1, 2004 to March 31, 2005)
Extraordinary loss:		
Loss on disposal of fixed assets	68	30
Loss on retirement of fixed assets	317	207
Appraisal loss on software	--	6,526
Loss on disposal of investment securities	--	86
Appraisal loss on investment securities	41	1,555
Appraisal loss on shares of subsidiaries	77	--
Appraisal loss on golf club membership	5	--
Head office relocation expenses	--	821
Total extraordinary loss	510	9,227
Net profit before tax, etc.	**25,405**	**16,061**
Income taxes, inhabitants tax and business tax	14,120	11,413
Adjustment of income taxes, etc.	-3,393	-4,532
Net profit for the current period	**14,679**	**9,180**
Profit brought forward	1,566	3,204
Interim dividend amount	--	899
Unappropriated profit for the current period	**16,245**	**11,485**

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	11,485,294,167
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	1,077,243,651
Liquidation of reserve for special depreciation	71,189,748
Total liquidation of voluntary reserve	1,148,433,399
Total	12,633,727,566

We will appropriate these amounts as follows:

Dividend (80 yen per share)	3,599,955,360
Contingent reserve	3,000,000,000
Total	6,599,955,360
Profit carried forward to the next period	6,033,772,206

(Notes) 1. Capital surplus of ¥14,800,000,000 will be carried forward to next period.
2. Interim dividend of 899,989,440 yen (20 yen per share) was paid on November 30, 2004.

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 12, 2005

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Engagement Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 1 of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed disposition of profit) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2004 (40th fiscal year) from April 1, 2004 to March 31, 2005, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

Subsequent event regarding the acquisition of treasury stock by the Company is included in the business report.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the fiscal year 2004 (40th fiscal year) from April 1, 2004 to March 31, 2005, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices as well as implementation of internal control, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 13, 2005

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Hironobu Goto (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Kenji Okada (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Masato Tanaka and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHT

1. Total number of voting rights

449,972

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of profit for the year 2004

The proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Payment of bonuses to Directors and Corporate Auditors for fiscal year 2004

It is proposed that bonuses in aggregate of 130,950,000 yen and 25,800,000 yen be paid to the 9 Directors and 4 Corporate Auditors, respectively, in office as of the end of fiscal year 2004. The amount to be paid to each Director shall be determined by the Board of Director and the amount to be paid to each Corporate Auditor shall be determined by consultation among Corporate Auditors.

Agendum No. 3: Election of 8 Directors

Names and brief personal histories of candidates are mentioned.

Agendum No. 4: Election of 2 Corporate Auditors

Names and brief personal histories of candidates are mentioned.

Agendum No. 5: Payment of retirement benefits to Directors and Corporate Auditors

As a part of its review of the compensation system for directors, the Company has decided to abolish the retirement benefit system for directors, effective March 31, 2005. It is proposed that appropriate retirement benefits be paid to the 9 Directors and 4

Corporate Auditors for their term of office up to the effective date of such abolishment in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors as to those for Directors and among the Corporate Auditors as to those for Corporate Auditors.

Agendum No. 6: Revision of compensation for Directors and Corporate Auditors

It is proposed that compensation be revised from "monthly amount of up to 50 million yen" to "annual sum of up to 1 billion yen" for Directors, and from "monthly amount of up to 10 million yen" to "annual sum of up to 250 million yen" for Corporate Auditors.

Agendum No. 7: Issuance of stock acquisition rights as stock option

It is proposed that two types of stock acquisition rights be issued as stock options for no consideration to the Directors and Corporate Vice Presidents of the Company and Directors of subsidiaries of the Company in Japan, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of such stock options are described.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights through Internet are mentioned.

[Summary Translation]

June 23, 2005

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Resolutions of the 40th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 40th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2005 and Business Report and Consolidated Statement of Income for fiscal year 2004 from April 1, 2004 through March 31, 2005, report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors and the acquisition of treasury stock upon resolution by the Board of Directors under the authorization of the Articles of Incorporation.

2 Presentation of Balance Sheet as of March 31, 2005 and Statement of Income for fiscal year 2004 from April 1, 2004 through March 31, 2005.

Reported.

Matters resolved:

Agendum No. 1:	Approval of the proposed disposition of profit for fiscal year 2004
	Approved as proposed.
Agendum No. 2:	Payment of bonuses to Directors and Corporate Auditors for fiscal year 2004
	Approved as proposed.
Agendum No. 3:	Election of 8 Directors
	Approved as proposed.
Agendum No. 4:	Election of 2 Corporate Auditors
	Approved as proposed.
Agendum No. 5:	Payment of retirement benefits to Directors and Corporate Auditors
	Approved as proposed.
Agendum No. 6:	Revision of compensation for Directors and Corporate Auditors
	Approved as proposed.
Agendum No. 7:	Issuance of stock acquisition rights as stock option
	Approved as proposed.

File No. 82-34673

For Fiscal Year 2004

ANNUAL BUSINESS REPORT

April 1, 2004 through March 31, 2005

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greeting of Akihisa Fujinuma, President, CEO & COO of the Company, an overview of economic conditions in Japan and the results of operations of the Company for the year are included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For fiscal year 2002	For fiscal year 2003	For fiscal year 2004	For fiscal year 2005 (Forecast)
Sales	2,327	2,380	2,529	2,600
Operating Profit	271	280	301	320
Current Profit	276	292	309	330
Net Profit	154	182	163	195
EPS (Net Profit per Share) (yen)	337	399	362	433
Dividends per Share (yen)	20	40	100	130

RESULTS OF OPERATIONS (Consolidated)

Sales by Business Segments

A brief description of the System Solution Services and the Consulting/Knowledge Services is provided. Sales of the System Solution Services increased by 18.1 billion yen to 213.2 billion yen. Sales of the Consulting/Knowledge Services increased by 3.2 billion yen to 39.7 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of System Solution Services and Consulting/Knowledge Services are shown in the form of graphs.

Sales by Industry Group

Breakdown and the amounts of sales for the year in the Company's business by industry group are shown in the form of graph. Comparisons to the amounts of the previous year are also mentioned.

Summary Consolidated Statement of Income

(Millions of yen)

	Fiscal Year 2003 (From April 1, 2003 to March 31, 2004)	Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)	Changes
Sales	238,067	252,963	+14,895
Cost of sales	178,096	190,732	+12,635
Gross profit	59,971	62,230	+2,259
Selling, general and administrative expenses	31,948	32,071	+122
Operating profit	28,022	30,159	+2,136
Non-operating profit and loss	1,271	828	-442
Current profit	29,293	30,987	+1,694
Extraordinary profit and loss	3,633	-3,626	-7,260
Net profit before adjustment of tax, etc.	32,927	27,361	-5,566
Income taxes, etc.	14,657	11,058	-3,599
Net profit for the current period	18,269	16,303	-1,966

Summary Consolidated Balance Sheet

(Millions of yen)

	Fiscal Year 2003 (As of March 31, 2004)	Fiscal Year 2004 (As of March 31, 2005)	Changes
Current assets:	154,252	135,515	-18,737
Fixed assets:			
Tangible fixed assets	36,661	37,295	+633
Intangible fixed assets	32,505	22,418	-10,086
Investment and others	103,380	122,112	+18,731
Total fixed assets	172,547	181,826	+9,278
Total Assets	326,799	317,341	-9,458
Current liabilities:	49,585	50,001	+416
Fixed liabilities	47,883	35,573	-12,310
Total Liabilities	97,468	85,574	-11,894
Common stock	18,600	18,600	--
Capital surplus	14,800	14,800	--
Earned surplus	156,710	170,018	+13,308
Variance of the estimate of other securities	40,081	28,987	-11,094
Equity adjustment from foreign currency translation	-857	-632	+224
Treasury stock	-3	-6	-2
Total Shareholders' Equity	229,331	231,766	+2,435
Total Liabilities and Shareholders' Equity	326,799	317,341	-9,458

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	Fiscal Year 2003 (From April 1, 2003 to March 31, 2004)	Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)	Changes
Cash flow from operating activities	29,312	27,569	-1,742
Cash flow from investing activities	-19,143	-81,981	-62,838
Cash flow from financing activities	-1,508	-3,928	-2,420
Effect of exchange rate changes on cash and cash equivalents	-609	205	+814
Net increase (decrease) in cash and cash equivalents	8,051	-58,134	-66,186
Cash and cash equivalents at beginning of the year	88,760	96,812	+8,051
Cash and cash equivalents at end of the year	96,812	38,677	-58,134

RESULTS FROM SHAREHOLDER POLL

Responses to a shareholder poll, which was enclosed in the Semi-Annual Business Report for Fiscal Year 2004, on articles in which shareholders are interested, frequency of issuance of Business Report and requests to the Company are introduced.

SPECIAL TOPIC

Results of a survey on consumer awareness on protection of personal information are featured.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- release of "TRUE TELLER Personal Information Filter", a tool which automatically performs mask processing on personal information (announced on March 3, 2005);

- holding of "*Kabu-robo*" contest, a contest on performance of trading of shares by robots that automatically trade shares (held from January 24, 2005 to February 25, 2005); and

- recording of patent information of 70 countries around the world by NRI Cyber Patent, Ltd., a group company of the Company (announced on January 11, 2005).

PUBLICATIONS

Recent publications written by NRI employees are introduced.

COMPANY DATA

Outline of the Company (as of March 31, 2005)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Shares (as of March 31, 2005)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders (as of March 31, 2005)

The names of top ten shareholders, the number of shares held by each of them and the percentage of their voting rights are mentioned.

Consolidated Subsidiaries (as of March 31, 2005)

The names of the consolidated subsidiaries are mentioned.

Status of Employees by Qualification (as of March 31, 2005)

The numbers of employees by title or qualification thereof are mentioned.

Officers (as of June 23, 2005)

The names of 8 Directors, 5 Corporate Auditors and 25 Corporate Vice Presidents are mentioned.

Stock Price Information

Change in stock price for the period from April 2004 to March 2005 is shown in the form of graph.

Memorandum for Shareholders (as of March 31, 2005)

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report

June 24, 2005

To: Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Annual Securities Report for the 40th fiscal year from April 1, 2004 to March 31, 2005 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that nothing material had been pointed out in the audit report of the independent auditors regarding disclosed information relevant to the financial statements.

[Translation]

June 24, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Details, etc. of Issuance of Stock Options (Stock Acquisition Rights)

Notice concerning details, etc. of issuance of stock acquisition rights as stock options, resolved at the meeting of the Board of Directors of the Company held on June 23, 2005, is hereby provided.

Contents

1. Stock acquisition rights that determine the amount to be paid upon exercise of stock acquisition rights based on the market price

(1) Date of issuance of stock acquisition rights

July 1, 2005

(2) Total number of stock acquisition rights to be issued

815
(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

(3) Type and number of shares subject to stock acquisition rights

81,500 shares of the Company's common stock

(4) Period for exercise of stock acquisition rights

From July 1, 2007 to June 30, 2010

(5) Persons who will receive allocations of stock acquisition rights

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 44 persons.

(6) Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital (hereinafter the "amount to be accounted for as stated capital") shall be the amount obtained by multiplying the issue price by 0.5 (the amount per share is to be determined). The amount to be accounted for as stated capital when the amount per share to be paid upon exercise of stock acquisition rights had been adjusted shall be the amount obtained by multiplying the adjusted issue price by 0.5. Any amount less than 1 yen shall be rounded up.

2. Stock acquisition rights that set one yen as the amount to be paid upon exercise of stock acquisition rights

(1) Date of issuance of stock acquisition rights

July 1, 2005

(2) Total number of stock acquisition rights to be issued

191
(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

(3) Type and number of shares subject to stock acquisition rights

19,100 shares of the Company's common stock

(4) Period for exercise of stock acquisition rights

From July 1, 2006 to June 30, 2007

(5) Persons who will receive allocations of stock acquisition rights

Those persons who are Directors, Executive Officers and Employees (treated as officers) of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 48 persons.

(6) Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

The amount shall be 1 yen per share. The amount to be accounted for as stated capital when the amount per share to be paid upon exercise of stock acquisition rights had been adjusted shall be the amount obtained by multiplying the adjusted issue price by 0.5. Any amount less than 1 yen shall be rounded up.

(Note) The particulars of the issue of stock acquisition rights, other than those mentioned above, have been released on April 27, 2005. The amount to be paid upon exercise of stock acquisition rights for "1. Stock acquisition rights that determine the amount to be paid upon exercise of stock acquisition rights based on the market price" is expected to be determined on July 1, 2005.

(For Reference)

(i) Date of resolution at the meeting of the Board of Directors of the Company for discussion at the Ordinary General Meeting of Shareholders

April 27, 2005

(ii) Date of resolution at the 40th Ordinary General Meeting of Shareholders of the Company

June 23, 2005

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

July 1, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of Terms such as
Amount to be Paid upon Exercise of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that, regarding the details, etc. of issuance of stock acquisition rights as stock options resolved at the meeting of the Board of Directors of the Company held on June 23, 2005, terms such as the amount to be paid upon exercise of stock acquisition rights for "stock acquisition rights that determine the amount to be paid upon exercise of stock acquisition rights based on the market price" have been determined.

Contents

1. Date of issuance of stock acquisition rights

   July 1, 2005

2. Total number of stock acquisition rights to be issued

   815
   (The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock)

3. Type and number of shares subject to stock acquisition rights

   81,500 shares of the Company's common stock

4. Period for exercise of stock acquisition rights

From July 1, 2007 to June 30, 2010

5. Persons who will receive allocations of stock acquisition rights

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries, the total number of which being 44 persons.

6. Amount to be paid upon exercise of stock acquisition rights

11,594 yen per share

7. Aggregate issue price of shares issuable upon exercise of stock acquisition rights

944,911,000 yen

8. Portion of the issue price of shares issuable upon exercise of stock acquisition rights to be accounted for as stated capital

5,797 yen per share

9. Stock price per share at the time of exercise of stock acquisition rights

No stock acquisition rights may be exercised until the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed 12,800 yen, for five consecutive trading days (but excluding days on which there was no closing price) during the period for exercise of stock acquisition rights.

(Note) The particulars of the issue of stock acquisition rights, other than those mentioned above, have been released on April 27, 2005 and June 24, 2005.

(For Reference)

(i) Date of resolution at the meeting of the Board of Directors of the Company for discussion at the Ordinary General Meeting of Shareholders

April 27, 2005

(ii) Date of resolution at the 40th Ordinary General Meeting of Shareholders of the Company

June 23, 2005

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Reports on State of Purchase of Own Shares

Reports on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 10, 2005 and July 1, 2005. Such reports are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Annual Securities Report

The Annual Securities Report for the 40th fiscal year (from April 1, 2004 through March 31, 2005) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on June 24, 2005 and sets for the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Brief history of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Production, orders received and sales
   3. Material business issues to be dealt with
   4. Risks of business operations
   5. Contracts material to operation of business
   6. Research and development activities
   7. Analysis of financial position and results of operations

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Extraordinary Report

An Extraordinary Report dated June 24, 2005 regarding the issuance of stock acquisition rights as stock options, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., and an amendment to such Extraordinary Report dated July 1, 2005 regarding the determination of undetermined terms of the issuance, prepared in accordance with paragraph 5 of Article 24-5 of the Securities and Exchange Law, have been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report and amendment thereto are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.